

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 16, 2015

Mr. Andrew Bonfield
Finance Director
National Grid plc
1-3 Strand
London WC2N 5EH, England

   Re: National Grid plc
      Form 20-F for the Fiscal Year Ended March 31, 2015
      Filed June 5, 2015
      File No. 1-14958

Dear Mr. Bonfield:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ William H. Thompson

          William H. Thompson
          Accounting Branch Chief
          Office of Consumer Products